                                                                       EXHIBIT 1



COMPENSATION OF DIRECTORS

     Non-employee directors receive $12,000 per year, paid quarterly in advance, and $500 for each meeting of the Board or committee of the Board that they attend. John J. Rydzewski served as Chairman of the Board of the Company from October 1997 to December 1997 and received $18,750 for his services in such capacity. In October 1995, the Company established the 1995 Stock Option Plan which provides, among other things, that each non-employee director who is initially elected or appointed to the Board will, upon such election or appointment, be automatically granted an option to purchase 10,000 shares of Common Stock, vesting at the rate of 2,500 per year measured from the date of grant, at an exercise price equal to the fair market value of the Common Stock on the date of grant. In addition, every fourth year following the date on which such non-employee director is elected or appointed, on the date of the annual meeting of the shareholders of the Company, if such person has continuously served as a non-employee director, such non-employee director shall automatically receive an option to purchase 10,000 shares of Common Stock, at an exercise price equal to the fair market value of the Common Stock on the date of grant, vesting at the rate of 2,500 per year measured from the date of grant.

EXECUTIVE COMPENSATION

  Summary Compensation Table

     The following table sets forth certain information with respect to compensation paid by the Company in the fiscal years ended 1997, 1996 and 1995 to the Company's Chief Executive Officer during fiscal 1997 and the Company's four next most highly compensated executive officers as of March 31, 1997 whose annual salary and bonus exceeded $100,000 and John A. Booty, who resigned as President effective as of September 30, 1996 (the "Named Executive Officers").

                                                                       LONG-TERM
                                          ANNUAL COMPENSATION         COMPENSATION        OTHER
                NAME AND               --------------------------      AWARDS OF       COMPENSATION
           PRINCIPAL POSITION          YEAR    SALARY     BONUS     STOCK OPTIONS(1)    (2)(3)(4)
    ---------------------------------  ----   --------   --------   ----------------   ------------
    Gary L. Davidson,................  1997   $272,414   $ 84,634         10,000(5)      $  8,483
      former Chairman, CEO and         1996    263,100    140,785        101,085(5)        15,476
      President (retired October 13,   1995    250,250    148,575             --           49,918
         1997)
    John A. Booty,...................  1997    136,207     50,582             --            6,426
      Interim President(6)             1996    263,100    140,785         33,695           13,274
                                       1995    250,250    148,575             --           49,918
    David P. Collins.................  1997    204,791     63,329         10,000            3,474
      Senior Executive Vice            1996    186,132    120,062         59,539            3,971
      President                        1995    229,968     70,043             --           33,608
    Graham P. Espley-Jones,..........  1997    193,882         --         10,000            7,226
      Executive Vice President and     1996    166,000     33,000         33,618           12,485
      Chief Financial Officer          1995    135,500     56,610             --           33,228
    Sheila M. Muldoon,...............  1997    156,981      7,000         20,000            2,624
      Vice President, General          1996    112,000     21,500         10,000               --
      Counsel and Secretary(7)         1995     51,667      3,000             --               --
    Eric K. Davidson,................  1997    132,230      4,500         20,000            5,741
      Senior Vice President(8)         1996     96,667     20,000         30,655            5,827
                                       1995     75,141         --             --            8,677

---------------

(1) Options have been granted to certain of the Named Executive Officers as more fully described in "-- Option Grants in Last Fiscal Year" below.

(2) Includes consulting fees from ARV Management, Inc. and ARV Housing Partners, Inc., former subsidiaries of the Company. Both subsidiaries have been merged into the Company and all compensation from them were discontinued as of fiscal 1996. Fees paid by ARV Management, Inc. to the Named Executive Officers in fiscal year 1995 are as follows: Mr. Gary Davidson -- $30,720; Mr. Booty -- $30,720; Mr. Collins -- $18,360; and Mr.
    Espley-Jones -- $23,000. Fees paid by ARV Housing Partners, Inc. to the Named Executive Officers in fiscal year 1996 are as follows: Mr. Gary Davidson -- $6,475; Mr. Booty -- $6,475 and Mr. Espley-Jones -- $11,000.

(3) Also includes premiums for term life, medical, dental and disability insurance purchased for the benefit of certain of the Named Executive Officers in the following amounts: Mr. Gary Davidson -- $8,483, $9,001 and $3,248; Mr. Booty -- $6,426, $6,799 and $3,248; Mr. Collins -- $3,474,
    $3,971 and $3,248;

    Mr. Espley-Jones -- $7,226, $7,485 and $2,948; and Mr. Eric
    Davidson -- $5,741, $5,827 and $5,785 for the fiscal years ended March 31, 1997, 1996 and 1995, respectively and $2,624 for fiscal year ended March 31, 1997 for Ms. Muldoon. These amounts represent insurance premiums paid by the Company beyond what it pays for other similarly situated employees.

(4) Also includes contributions made by the Company or affiliates under the Company's ESOP for the fiscal year ended March 31, 1995 in the following amounts: Mr. Gary Davidson -- $15,950; Mr. Booty -- $15,950; Mr.
    Collins -- $12,000; Mr. Espley-Jones -- $7,280; and Mr. Eric
    Davidson -- $2,892. There were no contributions made in the fiscal years ended March 31, 1997 and 1996.

(5) As of the date of Mr. Gary Davidson's resignation as President and Chief Executive Officer of the Company in October 1997, options granted to Mr. Gary Davidson in fiscal 1996 covering 33,695 shares of Common Stock had vested. Options granted to Mr. Gary Davidson in fiscal 1996 covering 67,390 shares of Common Stock and all of the options granted to Mr. Gary Davidson in fiscal 1997 were terminated upon such resignation.

(6) Mr. Booty retired as President of the Company on September 30, 1996 and was not an employee of the Company from October 1, 1996 through March 31, 1997. His bonus reflects the bonus earned under his employment agreement, but his salary does not include compensation paid to Mr. Booty as a consultant from and after his retirement date of September 30, 1996 through March 31, 1997. Mr. Booty's compensation as a consultant is discussed in "-- Employment Agreements."

(7) Ms. Muldoon joined the Company in September of 1994.

(8) Regarding options to purchase Common Stock granted to Mr. Eric Davidson, options to purchase 30,655 shares were granted at an exercise price of $15.40 per share, 10% higher than their fair market value as of the date of grant, October 17, 1995.

  Option Grants in Last Fiscal Year

     The following table sets forth certain information regarding options granted during fiscal 1997 to the Named Executive Officers pursuant to the 1995 Stock Option Plan.

                                                                                         POTENTIAL
                                                                                        REALIZABLE
                                                                                     VALUE AT ASSUMED
                                            PERCENT OF                                 ANNUAL RATES
                              NUMBER OF    TOTAL OPTIONS                                 OF STOCK
                              SECURITIES    GRANTED TO                              PRICE APPRECIATION
                              UNDERLYING     EMPLOYEES     EXERCISE                 FOR OPTION TERM(3)
                               OPTIONS       IN FISCAL       PRICE     EXPIRATION   -------------------
              NAME            GRANTED(1)      YEAR(2)      PER SHARE      DATE         5%        10%
    ------------------------  ----------   -------------   ---------   ----------   --------   --------
    Gary L. Davidson(4).....    10,000          2.6%        $ 11.25      10/17/06   $ 70,751   $179,296
    John A. Booty(5)........        --            --             --            --         --         --
    David P. Collins........    10,000          2.6%        $ 11.25      10/17/06     70,751    179,296
    Graham P.
      Espley-Jones..........    10,000          2.6%        $ 11.25      10/17/06     70,751    179,296
    Sheila M. Muldoon.......    20,000          5.1%        $ 11.25      10/17/06    141,501    358,592
    Eric K. Davidson........    20,000          5.1%        $ 11.25      10/17/06    141,501    358,952

---------------

(1) These options were granted for a term of 10 years, subject to termination in certain events related to termination of employment, and become exercisable in four annual installments beginning on October 17, 1998.

(2) In fiscal 1997, the Company granted options to purchase an aggregate of 389,000 shares under the 1995 Stock Option Plan and this number was used in calculating the percentage set forth in this column. During fiscal 1997, options to purchase 188,390 shares under the 1995 Stock Option Plan were canceled due to termination of employment.

(3) Assumed rates of stock price appreciation are calculated based on requirements promulgated by the Securities and Exchange Commission and are for illustrative purposes only. Actual stock prices will vary from time to time based upon market factors and the Company's financial performance. There can be no assurance that the assumed rates of appreciation will be achieved.

(4) Options granted to Mr. Gary Davidson in fiscal 1997 terminated upon Mr. Gary Davidson's resignation as President and Chief Executive Officer of the Company in October 1997.

(5) Mr. Booty retired as President of the Company on September 30, 1996, prior to the granting of options in fiscal 1997.

  Fiscal Year-End Option Values.

     None of the Named Executive Officers exercised options during fiscal 1997. The following table sets forth certain information regarding options held as of the end of such fiscal year by each of the Named Executive Officers.

                                                                                           VALUE OF UNEXERCISED
                                                              NUMBER OF UNEXERCISED        IN-THE-MONEY OPTIONS
                                        ACQUIRED               OPTIONS AT YEAR-END            AT YEAR-END(1)
                                           ON      VALUE    --------------------------  --------------------------
                 NAME                   EXERCISE  REALIZED  EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
--------------------------------------- --------  --------  -----------  -------------  -----------  -------------
Gary L. Davidson.......................    --        --        33,695       77,390(2)       --            --
John A. Booty..........................    --        --        33,695             --        --            --
David P. Collins.......................    --        --        19,846         49,693        --            --
Graham P. Espley-Jones.................    --        --        11,206         32,412        --            --
Sheila M. Muldoon......................    --        --            --         30,000        --            --
Eric K. Davidson.......................    --        --         2,770         47,885        --            --

---------------

(1) Options are "in-the-money" if the fair market value of the underlying securities on that date exceeds the exercise price of the option. The amount set forth represents the difference between the fair market value of the securities underlying the options on March 31, 1997, based on the last sale price of $9.75 per share of Common Stock on that date (as reported on the Nasdaq National Market) and the exercise price of the options, multiplied by the applicable number of options, without giving effect to the diminution of value attributable to the restrictions on such stock.

(2) Mr. Gary Davidson's unexercisable options terminated upon his resignation as President and Chief Executive Officer of the Company in October 1997.

  Employment Agreements

     The Company entered into employment agreements with the Named Executive Officers. Employment agreements with Messrs. Gary Davidson, Booty, Collins and Espley-Jones (referred to collectively as the "Four Executive Officers") commenced October 1, 1995 and provide for an initial termination date of September 30, 1998; however, the employment agreements of Messrs. Davidson, Collins and Espley-Jones provide that each of them be given at least two years' notice prior to the termination date. Mr. Collins' agreement will terminate as of October 1, 1999. As discussed below, the employment agreement with Mr. Booty was terminated on October 1, 1996 after Mr. Booty's retirement as an officer of the Company, and the employment agreement with Mr. Gary Davidson was terminated on October 13, 1997 after Mr. Davidson resigned as an officer of the Company.

     The agreements with the Four Executive Officers require the Four Executive Officers to devote their full productive time to the Company during the term of the agreements and to refrain from competing with the Company in the business of assisted living or long-term healthcare for a period of one year following expiration of the term of the agreements. Such employment agreements include provisions for a base salary paid on a monthly basis (the "Base Salary"), annual increases in Base Salary based on increases in the Consumer Price Index, guaranteed bonuses each quarter equal to 6.25% of Base Salary (the "Minimum Bonus") (Mr. Espley-Jones does not receive Minimum Bonuses), and additional bonuses no later than May 1 of each year, determined in the discretion of the Board, based on earnings of the Company and other criteria as determined by the Compensation Committee of the Board. No discretionary bonuses were earned by the Four Executive Officers. Each of Messrs. Davidson, Collins and Espley-Jones were granted certain stock options during fiscal 1997. The employment agreements provide that the Company may terminate any of the Four Executive Officers without cause by making such individual a cash payment equal to the greater of (i) one year's Base Salary and, if applicable, Minimum Bonus, or (ii) the current annual Base Salary and, if applicable, Minimum Bonus divided by 12 and multiplied by the number of remaining months under the employment agreement, and, in addition, the payment by the Company of premiums of COBRA benefits for the maximum period of eligibility. The agreements further provide that if any of the Four Executive Officers voluntarily terminates his employment with the Company, he will receive a lump-sum payment equal to 3 months' Base Salary. The covenant not to compete discussed above is not applicable, however, in the event severance pay is waived.

     Mr. Davidson's employment agreement was terminated upon his resignation as the Chairman, Chief Executive Officer and President and as a director of the Company effective as of October 13, 1997. In connection with Mr. Davidson's resignation, the Company and Mr. Davidson entered into a Confidential Separation Agreement dated as of October 13, 1997 (the "Separation Agreement"). Under the Separation Agreement, Mr. Davidson was paid $526,100 on October 24, 1997 and will be paid an additional $526,100 on January 2, 1998. The Separation Agreement contains customary non-disparagement and confidentiality provisions. Concurrently with the execution of the Separation Agreement, Mr. Davidson and the Company executed a mutual release of all claims against one another.

     Mr. Booty's employment agreement was terminated upon his retirement as of October 1, 1996. Following the termination of Mr. Booty's employment agreement, the Company and Mr. Booty entered into a consulting agreement under which it was agreed that Mr. Booty would be paid varying amounts not to exceed $30,000 per month through September 30, 1997 and $15,000 per month thereafter through September 30, 1998. Upon Mr. Booty's appointment as interim President and Chief Executive Officer of the Company, the consulting agreement was amended to provide that Mr. Booty will be paid a salary of $29,250 per month during his term as an interim officer of the Company, and will be compensated at a rate of $15,000 per month for the 18 months following his term as interim officer. The consulting agreement further provides that upon a "change of control" (as described in " -- Change in Control Arrangements") at any time during the term of the agreement, Mr. Booty will be paid in full the entire amount outstanding under the consulting agreement.

     The Company has entered into written employment agreements with Ms. Muldoon and Mr. Eric Davidson (the "Two Executive Officers") commencing April 23, 1997. The agreements require the Two Executive Officers to devote their full productive time to the Company during the term of the agreement and to refrain from competing with the Company in the business of assisted living or long-term healthcare for a period of one year following expiration of the term of the agreement.

     The agreements for the Two Executive Officers include provisions for a base salary paid on a monthly basis (the "Base Salary"), annual increases in Base Salary and bonuses no later than December 31 of each year, as determined at the discretion of the Compensation Committee following receipt of recommendations therefor from management of the Company. The Two Executive Officers have also been granted certain stock options. The Company may terminate the Two Executive Officers without cause by making them a cash payment equal to 12 months' Base Salary. If either of the Two Executive Officers voluntarily terminates employment with the Company such person will receive a lump-sum payment equal to three months' Base Salary. The covenant not to compete discussed in the preceding paragraph is not applicable, however, in the event severance pay is waived.

     On December 5, 1997, the Company entered into an employment agreement with Howard G. Phanstiel. Mr. Phanstiel's employment agreement has an initial termination date of December 5, 2000; provided, however, that if the Company has not given Mr. Phanstiel written notice of the Company's intent to terminate the agreement at least two years prior to the termination date, the term will automatically be extended for successive periods of one year. Mr. Phanstiel's employment agreement requires him to devote his full productive time to the Company during the term of the agreement, unless otherwise permitted by the Board, and to refrain from competing with the Company in the business of assisted living or long-term healthcare for a period of one year following expiration of the term of the agreement.

     Mr. Phanstiel's employment agreement provides for a base salary, performance-based increases in the base salary each year beginning in 1999, a guaranteed bonus of 37.5% of the then current base salary, and additional bonuses based on the achievement of agreed-upon targets in the range of 12.5% to 62.5% of the then current base salary. Mr. Phanstiel was granted stock options to purchase 150,000 shares of Common Stock upon the execution of his employment agreement and, on January 2, 1998, will receive additional options to purchase 100,000 shares of Common Stock. Mr. Phanstiel's employment agreement provides that the Company may terminate Mr. Phanstiel without cause by making him a payment equal to the greater of (i) the sum of his current annual base salary plus minimum bonus and (ii) the sum of his current annual base salary plus his minimum bonus divided by 12 and multiplied by the number of remaining months under the employment agreement, and, in addition, the payment by the Company of premiums of COBRA benefits for the maximum period of eligibility. The agreement further provides that if Mr. Phanstiel voluntarily terminates his employment with the Company, he will receive a lump-sum payment equal to three months' base salary. The covenant not to compete discussed above is not applicable, however, in the event severance pay is waived.

  Change in Control Arrangements

     In fiscal 1997, the Compensation Committee took action to better assure that the Named Executive Officers would continue to provide independent leadership consistent with the Company's best interests in the event of an actual or threatened change of control of the Company. The employment agreements of each of the Named Executive Officers provide certain protections in the event of a change in control. A "change in control" of the Company is defined as a change in ownership such that any one person, or more than one person acting as a group, would have possession of more than 50% of the total fair market value or the total voting power of the capital stock of the Company; or a change in effective control of the Company such that any one person or more than one person acting as a group would acquire ownership of capital stock possessing 50% or more of the voting power of the Company, or a majority of the members of the Board was replaced during any 12 month period by directors whose appointment or election was not endorsed by a majority of the members of the Board prior to the date of such appointment or election; or a change in the ownership of a substantial portion of the Company's assets such that any one person or more than one person acting as a group would acquire, within a 12 month period, assets from the Company having a total fair market value equal to or more than 33 1/3% of the total fair market value of all of the assets of the Company immediately prior to such acquisitions. Upon any "change in control," the Named Executive Officers (other than Mr. Booty, who will be entitled to payment in full of all sums due under his consulting agreement with the Company) are entitled to receive a lump sum equal to three times the total compensation received during the immediately preceding calendar year. In addition, the stock option agreements between the Company and the Named Executive Officers (other than Mr. Booty) include a provision authorizing the Compensation Committee to accelerate vesting of the options, and the Compensation Committee has authorized such vesting acceleration in the Employment Agreements discussed above.

     Howard G. Phanstiel's employment agreement also provides for certain protections in the event of a change in control. Mr. Phanstiel's employment agreement defines a "change of control" as any of the following: (i) the acquisition by any person or group of greater than 50% of the combined voting power of the Company's outstanding voting securities; (ii) the acquisition by any person other than Prometheus of greater than 20% of the Company's outstanding voting securities if the Board determines that a change of control has occurred; (iii) the replacement of a majority of the members of the Board during any 12 month period by directors whose appointment or election was not endorsed by a majority of the members of the Board prior to the date of such appointment or election; or (iv) the date on which any person acquired assets from the Company that have a total fair market value equal to or more than 33 1/3% of the total fair market value of all of the assets of the Company. Following a change of control, in the event that Mr. Phanstiel is terminated for any reason, with or without cause, or voluntarily within nine months of the change of control, or involuntarily within 12 months of a change of control, in lieu of his severance payment, if any, the Company will pay Mr. Phanstiel the sum of (i) his base salary, (ii) his accrued vacation pay, (iii) reimbursement for expenses through the date of the change of control, and (iv) either three times the sum of his base salary, minimum bonus, additional bonus, and other compensation received in the preceding calendar year, plus two times the minimum bonus or, if the change of control occurs before December 5, 1998, three times his base salary plus six times the minimum bonus. In addition, in the event that Mr. Phanstiel's employment is terminated voluntarily within nine months of a change of control or involuntarily within 12 months of a change of control, any stock options held by Mr. Phanstiel will become fully vested.

SECURITY OWNERSHIP OF DIRECTORS AND NAMED EXECUTIVE OFFICERS

     The following table sets forth certain information regarding beneficial ownership of the Common Stock as of December 18, 1997 (based on a total of 15,848,498 outstanding shares of Common Stock) by (i) each of the Company's directors, (ii) each of the Named Executive Officers and (iii) all executive officers and directors as a group. Except as otherwise indicated, the Company believes the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

     Amounts and percentages listed below include warrants and options that are exercisable within 60 days of December 18, 1997.

                                                          SHARES BENEFICIALLY   PERCENTAGE OF SHARES
                NAME OF BENEFICIAL OWNER(1)                      OWNED           BENEFICIALLY OWNED
    ----------------------------------------------------  -------------------   --------------------
    Robert P. Freeman(2)................................       6,183,238                39.1%
    Murry N. Gunty(2)...................................       6,183,238                39.1%
    Kenneth M. Jacobs(2)................................       6,183,238                39.1%
    Gary L. Davidson(3)(4)..............................         969,826                 6.1%
    John A. Booty(3)(5).................................         699,246                 4.4%
    David P. Collins(3)(6)..............................         558,939                 3.5%
    Graham P. Espley-Jones(7)...........................         274,964                 1.7%
    Howard G. Phanstiel.................................               0                  --
    Sheila M. Muldoon(8)................................           3,500                   *
    Eric K. Davidson(9).................................          14,538                   *
    R. Bruce Andrews(10)................................           5,000                   *
    Maurice J. DeWald(10)...............................           6,000                   *
    John J. Rydzewski(10)(11)...........................          10,000                   *
    All directors and executive officers as a group (13
      persons)..........................................       8,717,751                54.5%

---------------

 *  Less than 1%

(1) Except where otherwise noted, the address of the Company's directors, executive officers and selling shareholders is c/o ARV Assisted Living, Inc., 245 Fischer Avenue, D-1, Costa Mesa, California 92626.

(2) Messrs. Freeman and Gunty are the President and a Vice President, respectively, of LFREI, the managing member of Prometheus. Mr. Jacobs is a Managing Director of Lazard Freres & Co., LLC, the managing member of LFREI. Each of Messrs. Freeman, Gunty and Jacobs have shared voting and investment power over the securities held by Prometheus and each may be deemed to beneficially own Prometheus' shares. Each of Messrs. Freeman, Gunty and Jacobs disclaims beneficial ownership of Prometheus' shares except to the extent of their pecuniary interest therein.

(3) Excludes 402,257 shares owned of record by the Company's employee stock ownership plan (the "ESOP"), of which Messrs. Booty and Collins are trustees.

(4) Of the 969,826 shares beneficially owned by Mr. Gary Davidson, 593,029 are held of record by the Davidson Family Partnership, 343,102 shares are held by the Gary L. Davidson Funded Revocable Living Trust, and the remaining 33,695 shares are subject to options exercisable within 60 days of December 18, 1997. Excludes 9,724 shares beneficially owned by Mr. Gary Davidson held of record by the ESOP as of December 18, 1997.

(5) Of the 699,246 shares beneficially owned by Mr. Booty, 107,773 are held of record by the Booty-Jones Family Partnership (of which Mr. Booty is the managing partner and holds a pecuniary interest equal to 1% thereof), 418,028 shares are held by the Booty Family Trust (as to which Mr. Booty has shared voting and investment power), 750 shares are held in Mr. Booty's name alone, 69,500 shares are owned by the Karen A. Booty Charitable Remainder Trust of which Mr. Booty has sole voting and investment power, and the remaining 69,500 shares are owned by the John A. Booty Charitable Remainder Uni Trust (of which Mr. Booty has sole voting and investment power), and the remaining 33,695 shares are subject to options exercisable within 60 days of December 18, 1997. Excludes 9,724 shares beneficially owned by Mr. Booty held of record by the ESOP as of December 18, 1997.

(6) Of the 558,939 shares beneficially owned by Mr. Collins, 98,678 are held of record by the D & V Collins Family Limited Partnership (as to which Mr. Collins has shared voting and investment power), 408,591 shares are held by the Collins Family Community Property Trust (as to which Mr. Collins has shared voting and investment power), 11,978 shares are held by the David P. Collins Annuity Trust, and the remaining 39,692 shares are subject to options exercisable within 60 days of December 18, 1997. Excludes 8,831 shares beneficially owned by Mr. Collins held of record by the ESOP on December 18, 1997.

(7) Of the 274,964 shares beneficially owned by Mr. Espley-Jones, 22,412 shares are subject to options exercisable within 60 days of December 18, 1997. Excludes 5,672 shares beneficially owned by Mr. Espley-Jones held of record by the ESOP as of December 18, 1997.

(8) Of the 3,500 shares beneficially owned by Ms. Muldoon, 1,000 are held of record by Charles Schwab & Co. Inc. IRA Rollover and 2,500 shares are subject to options exercisable within 60 days of December 18, 1997. Excludes 73 shares beneficially owned by Ms. Muldoon held of record by the ESOP as of December 18, 1997.

(9) Of the 14,538 shares beneficially owned by Mr. Eric Davidson, 4,000 are held of record by Eric K. Davidson UTA Fidelity 401(k) and 103 are held by Eric
    K. Davidson UTA Principal Financial 401(k) and 10,435 shares are subject to options exercisable within 60 days of December 18, 1997. Excludes 405 shares beneficially owned by Mr. Eric Davidson held of record by the ESOP on December 18, 1997.

(10) Messrs. Andrews, DeWald, Peters and Rydzewski, as non-employee directors, have options exercisable within 60 days of December 18, 1997 to purchase 5,000 shares.

(11) 5,000 of the shares beneficially owned by Mr. Rydzewski are held of record by Merrill Lynch Custodian FBO Benedetto, Gartland & Greene, Inc. SEP FBO John J. Rydzewski.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     As of December 18, 1997, the following persons are known to the Company to be the beneficial owners of more than five percent of the Company's Common Stock. The numbers shown on the table should be interpreted in light of the related footnotes.

   TITLE                                                      AMOUNT AND NATURE
    OF                     NAME AND ADDRESS OF                  OF BENEFICIAL     PERCENT
   CLASS                    BENEFICIAL OWNERS                     OWNERSHIP       OF CLASS
  -------    -----------------------------------------------  -----------------   --------
  Common     Prometheus Assisted Living LLC(1)                    6,183,238         39.1%
             Thirty Rockefeller Plaza, 63rd Floor
             New York, NY 10020
  Common     Emeritus Corporation(2)                              1,077,200          6.8%
             3131 Elliott Avenue, Suite 500
             Seattle, WA 98121
  Common     Morgan Stanley, Dean Witter, Discover & Co.(3)         965,197          6.1%
             1585 Broadway
             New York, NY 10036

---------------

(1) According to the Schedule 13D filed on December 12, 1997 by Prometheus.

(2) According to the Schedule 13D filed on November 10, 1997 by Emeritus Corporation, a Washington corporation ("Emeritus"), Emeritus is the beneficial owner of 1,077,200 shares and has the sole power to vote and dispose of the shares. Emeritus has disclaimed any ownership of 200 shares held by Kelly Price, Chief Financial Officer of Emeritus, and 1,000 shares held by Stanley L. Baty, the son of Daniel R. Baty, the Chief Executive Officer of Emeritus.

(3) According to the Schedule 13G filed on July 14, 1997 by Morgan Stanley, Dean Witter, Discover & Co. ("Morgan Stanley"), a Delaware corporation and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 (the "Investment Advisors Act"), is the beneficial owner of 965,197 shares of the Common Stock of the Company. Accounts managed on a discretionary basis by wholly-owned subsidiaries of Morgan Stanley, including Miller Anderson & Sherred LLP, a Delaware limited liability partnership and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Two members of the Compensation Committee during fiscal 1997, Messrs. DeWald and Peters, are not present or former employees of the Company and have no relationships with the Company requiring disclosure pursuant to rules promulgated by the Securities and Exchange Commission. Regarding Mr. Rydzewski, the Company retained Benedetto, Gartland and Company, Inc., of which Mr. Rydzewski is a principal, to act as financial adviser concerning the Company's investment in Senior Income Fund, L.P., a Delaware limited partnership that owns four congregate care facilities in Southern California.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     To address certain structural issues in connection with tax credit partnerships, Pacific Demographics Corporation ("Pacific Demographics") (formerly ARVTC, Inc.), was formed in August 1994 by Messrs. Gary Davidson, Booty, Collins and Espley-Jones, as well as two former Company officers, to provide certain development services for these partnerships in exchange for cash and deferred development fees generated by the tax credit partnerships. The Company provided services to Pacific Demographics for which it received certain fees from Pacific Demographics. The Company believes that these arrangements were fair to the Company and that the compensation paid to Pacific Demographics by the tax credit partnerships and by Pacific Demographics to the Company appropriately reflected the services rendered by Pacific Demographics and the Company, respectively, and the risks incurred by the shareholders of Pacific Demographics who provided the guarantees for these projects.

     In order to lessen potential conflicts of interest, in July 1995, the Company's then principal shareholders, who included but were not limited to Messrs. Gary Davidson, Booty, Collins and Espley-Jones sold Pacific Demographics, Inc. to the Company for $100,000 in cash. In addition, they formed a general partnership, Hunter Development ("Hunter") and became co-developers with Pacific Demographics and retained the right to receive 20% of all developer fees up to a maximum of $850,000. Subsequently each of the general partners of Hunter assigned his interest in Hunter to Redhill Development, LLC. Of the maximum amount of $850,000 which could be distributed, approximately $198,400 has been distributed through October 31, 1997 of which Messrs. Gary Davidson, Booty, Collins and Espley-Jones have received approximately $55,300, $55,300, $32,500 and $18,400, respectively.

     The Company utilizes the services of J&D Design, as well as others, for interior design work at its facilities. The principal of J&D Design is Joan Davidson, wife of Senior Vice President Eric Davidson and daughter-in-law of former Chairman, President and Chief Executive Officer Gary Davidson. Services provided by J&D Design include design work and the purchase of furniture, fixtures and equipment ("FF&E") for developed facilities and rehabilitation of existing or newly acquired facilities. In fiscal 1997 and through October 31, 1997, the Company paid J&D Design approximately $863,000 for design services and reimbursement of costs for FF&E. In fiscal 1996 and fiscal 1995, the total paid by the Company to J&D Design approximated $328,000 and $57,000, respectively. The Company does not expect to enter into any new contractual arrangements with J&D Design.

     Mr. R. Bruce Andrews, a member of the Board, is President of Nationwide Health Properties, Inc. ("NHP"), a Health Care REIT. NHP is the owner of 16 assisted living facilities which are leased to the Company. Of that number, leases for 13 assisted living facilities were entered into prior to November 29, 1995, the date Mr. Andrews became a Board member, and leases for three assisted living facilities were entered into during Mr. Andrews' tenure as Board member. Lease payments have aggregated approximately $15.6 million in fiscal 1997 and through October 31, 1997 and $3.7 million from November 1, 1995 through March 31, 1996.

     John J. Rydzewski, a Director of the Company and member of the Audit Committee and the Compensation Committee, is a principal in the investment banking firm of Benedetto, Gartland and Company, Inc. ("BG&C"). The Company retained BG&C to provide advice concerning the Company's investment in Senior Income Fund L.P., a Delaware limited partnership owning four congregate care facilities in Southern California.

     Robert P. Freeman and Murry N. Gunty, each a Director of the Company, are the President and a Vice President, respectively, of LFREI, the managing member of Prometheus. Kenneth M. Jacobs, also a Director of the Company, is a Managing Director of Lazard Freres & Co. LLC, the managing member of LFREI. On October 29, 1997, Prometheus committed to purchase $60,000,000 aggregate principal amount of the Company's 6.75% Convertible Subordinated Notes due 2007. Pursuant to a related agreement, Prometheus previously purchased 1,921,012 shares of Common Stock for an aggregate purchase price of $26,894,168. In connection with these transactions, the Company entered into a registration rights agreement with Prometheus and the Stockholders Agreement with Prometheus and LFREI. Pursuant to the registration rights agreement between the Company and Prometheus, the Company granted Prometheus limited demand registration rights to facilitate the resale of certain securities owned by it and certain piggyback rights to sell a portion of its securities in connection with certain offerings of securities of the Company.

     Pursuant to the Stockholders Agreement, as of October 30, 1997, the Board was expanded to its current authorized number of nine members, and Messrs. Freeman, Jacobs and Gunty, each nominees of Prometheus, were appointed as Directors of the Company. Until the occurrence of a Termination Event (which shall occur if either (i) Prometheus no longer owns at least 5% of the Common Stock on a fully diluted basis or (ii) Prometheus no longer owns at least $25 million of Common Stock), at each annual or special meeting of shareholders of the Company, Prometheus will have the right pursuant to the Stockholders Agreement and the Company's Bylaws to designate three nominees to the Board if the Board is a single class or one designee per class if the Board is divided into three classes. The Company has agreed to support the nomination and the election of each designee of Prometheus to the Board, and the Company will exercise all authority under applicable law to cause each designee of Prometheus to be elected to the Board.

     The Stockholders Agreement further provides that during a standstill period of three years (which period is subject to early termination in certain circumstances), Prometheus will be subject to certain limitations and restrictions relating to, among other matters, acquisitions of additional shares of Common Stock (generally limiting Prometheus to beneficially owning no more than 49.9% of the shares of Common Stock on a fully diluted basis), transfers of Common Stock held by Prometheus and seeking representation on the Board other than as contemplated by the Stockholders Agreement. In addition, during the standstill period, Prometheus is required to vote all shares of Common Stock owned by it representing an aggregate ownership in excess of 35.8% of the outstanding shares of Common Stock in one of the following two manners: (x) in accordance with the recommendation of the Board or (y) proportionally in accordance with the votes of the other holders of Common Stock. Prometheus is also required to vote its shares of Common Stock in favor of the election of all directors nominated by the nominating committee of the Company, if any, or the Board, provided such nominations are in accordance with certain provisions of the Amended Stockholders Agreement.